UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Broadwing Corporation

(Name of Issuer)

common stock, par value $0.01 per share

(Title of Class of Securities)

221009 10 3

(CUSIP Number)

Gaylord Macnack
Flevolaan 41A
1411 KC NAARDEN
P.O. Box 5081
1410 AB NAARDEN
The Netherlands
+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey Hendrickson, Esq.

Herbert Smith LLP

Exchange House, Primrose Street

London EC2A 2HS

United Kingdom

+44 207 466 2766

8 March 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221009 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Beheer BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,833,143

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,833,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.03% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 76,165,407 ordinary shares of Broadwing Corporation outstanding as of 28 February 2006, as reported on the issuer's Form 10-K for the annual period ended 31 December 2005 and filed with the Securities and Exchange Commission on 6 March 2006.

CUSIP No. 221009 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Capital BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,833,143

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,833,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.03% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 76,165,407 ordinary shares of Broadwing Corporation outstanding as of 28 February 2006, as reported on the issuer's Form 10-K for the annual period ended 31 December 2005 and filed with the Securities and Exchange Commission on 6 March 2006.

CUSIP No. 221009 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johannes Hendrikus Hubert de Mol

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,833,143

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,833,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.03% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The calculation of the foregoing percentage is based on 76,165,407 ordinary shares of Broadwing Corporaton outstanding as of 28 February 2006, as reported on the issuer's Form 10-K for the annual period ended 31 December 2005 and filed with the Securities and Exchange Commission on 6 March 2006.

Item 1.	Security and Issuer
This Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates to 3,833,143 ordinary shares (the “Shares”) of Broadwing Corporation (the “Company”).
The Company’s principal offices are located at 7015 Albert Einstein Drive, Columbia, MD 21046-9400.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Talpa Beheer BV (“Talpa”), Talpa Capital BV (“Talpa Capital”) and Mr. Johannes Hendrikus Hubert de Mol (“JDM” and, together with Talpa and Talpa Capital, the “Reporting Persons”).  Talpa Capital, a majority-owned subsidiary of Talpa, is the manager of the investment portfolio held by Talpa.  JDM is the sole director of Talpa and the sole supervisory board director of Talpa Capital.

(b) The business address of each of the Reporting Persons is Burgemeester A. Colijnweg 2, 1182 AL Amstelveen, The Netherlands.

(c) The principal business of Talpa and Talpa Capital is capital investments.  One of the principal businesses of JDM is to direct the activities of Talpa and other media-related interests including Talpa Media Holding BV (“Talpa Media”).  The principal business of Talpa Media is the conduct of media activities including televsion and radio production in The Netherlands and the principal business address of Talpa Media is Zevenend 45-4, 1251 RL Laren, The Netherlands.

(d) JDM has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) JDM has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JDM is a citizen of The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration
The purchase price has been paid in cash from the working capital of Talpa.

Item 4.	Purpose of Transaction

The Reporting Persons are acquiring the shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company's business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company's operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company's most recently available annual report, there were 76,165,407 ordinary shares of the Company outstanding as of 28 February 2006.  Talpa directly owns 3,833,143 ordinary shares of the Company, representing 5.03% of the Company's outstanding ordinary shares.  Each of Talpa Capital and JDM do not directly own any of the Company's ordinary shares.  However each of Talpa Capital and JDM may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Company's ordinary shares directly owned by Talpa by virtue of (i) Talpa Capital's position as investment manager of Talpa and (ii) JDM's position as sole owner and director of Talpa as well as the sole supervisory board director of Talpa Capital.

(c) During the past 60 days, Talpa has acquired shares in the Company in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement – Provided herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
17 March 2006
Signature
/s/ J.H.H. de Mol
Talpa Beheer BV

Date
17 March 2006
Signature
/s/ J.H.H. de Mol
Talpa Capital BV

Date
17 March 2006
Signature
/s/ J.H.H. de Mol
John de Mol

SCHEDULE I

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

All the shares of the Company acquired as described in the table below were acquired by Talpa.

Trade Date	Shares Acquired	Share Price (USD)
11/01/2006	15,721	6.99
12/01/2006	135,780	7.48
13/01/2006	119,439	7.52
17/01/2006	104,002	7.50
18/01/2006	68,201	7.34
19/01.2006	150,000	8.10
20/01/2006	350,000	8.47
23/01/2006	250,000	8.61
24/01/2006	400,000	8.52
25/01/2006	100,000	8.85
26/01/2006	250,000	8.91
27/01/2006	200,000	8.90
31/01/2006	200,000	8.87
1/02/2006	200,000	9.05
2/02/2006	350,000	9.40
3/02/2006	200,000	9.70
6/02/2006	100,000	10.06
7/02/2006	100,000	9.61
9/02/2006	100,000	9.10
10/02/2006	100,000	8.97
13/02/2006	50,000	8.96
6/03/2006	250,000	12.65
8/03/2006	40,000	12.25